Adastra Holdings Expands Co-Manufacturing Portfolio and Provides Facility Expansion Update

LANGLEY, BC, Feb. 23, 2022 /CNW/ - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company") has started the new year strong by signing co-manufacturing agreements to produce high-potency, pure hydrocarbon-extracted concentrate products, continuing to expand its portfolio of brand partners, and growing the Company's dossier of SKUs in the Canadian market.

Adastra Labs Facility Expansion (CNW Group/Adastra Holdings Ltd.)

This brings Adastra closer to exceeding its goal of $5 Million per month in sales by Summer 2022.

Facility Expansion

Adastra is rapidly scaling its production facility to meet growing demand for hydrocarbon-based products and to capitalize on its recently announced dried flower sales license. Adastra has committed to purchase critical equipment that will effectively quadruple its hydrocarbon extraction capabilities.

"Improvements to our post-processing capabilities, and expanding production operations to include multiple shifts, seven days a week, will allow us to rapidly increase our hydrocarbon capacity and product offerings to include Diamonds, full-spectrum cartridges and other highly sought-after premium cannabis extracts. Not only will this help us to diversify our product offering under Phyto Extractions but also offer these in-demand products to our growing list of B2B customers," said Michael Forbes, Chief Executive Officer, Adastra.

Further, in April 2022, Adastra is expected to commission a high-capacity automated pre-roll machine. Once commissioned, this equipment will enable Adastra to produce upwards of 10 million dried flower and infused pre-rolls a quarter, allowing the company to tap into an extremely fast-growing market segment. Adastra intends to market pre-rolls and infused pre-roll products under the Phyto Extractions brand and offer contract manufacturing services to other high impact brands in the Canadian market.

Insider Open Market Purchases of Adastra Common Stock

The Company's Chief Executive Officer and Chief Operating Officer have recently purchased shares of the Company on the open market, the details of which have been set out in their respective SEDI reports. Michael Forbes, Chief Executive Officer of Adastra, said, "This is another opportunity to show investors that Adastra management is committed to creating long-term shareholder value. We believe the current share price does not reflect the true value of Adastra and the incredible growth we have coming in the near future."

About Adastra Holdings Ltd.

Founded in 2018 and formerly known as Phyto Extractions Inc., Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use and medical markets and forward-looking therapeutic applications. Adastra is renowned throughout Canada for its popular line of Phyto Extractions branded cannabis concentrate products available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, BC., focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has now successfully taken the first steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin, Psilocin, MDMA, N, N-Dimethyltryptamine (DMT), 5- MeO-DMT, and LSD by applying for a Controlled Substances Dealer's Licence, which is under review by Health Canada. Pending Health Canada approval, Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, with the recent acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary centre for medical cannabis and psychedelic therapies, working alongside doctors and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients.

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Forward -Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information in this news release includes statements with respect to obtaining a Controlled Drugs and Substances Dealer's License from Health Canada; statements regarding anticipated new products, the adoption thereof, the intention to schedule additional shifts to meet consumer demand, and goal of $5 million a month in sales by Summer 2022 and the timelines set out herein. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; reduced demand for cannabis and cannabis related products; reductions in the Company's retail space and store locations; and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

SOURCE Adastra Holdings Ltd.

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%SEDAR: 00007921E

For further information: Michael Forbes, CEO & Director, P: (778) 715-5011, E: michael@adastraholdings.ca

CO: Adastra Holdings Ltd.

CNW 07:30e 23-FEB-22